UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                 (RULE 13d-2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13D-L(b), (c) AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2
                              (AMENDMENT NO. 4)*

                     ADVANCED FIBRE COMMUNICATIONS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                  00754A10 A
                                (CUSIP Number)

                                JULY 31, 2003
           (Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this
                              Schedule is filed:

                               [X]  Rule 13d-l(b)

                               [ ]  Rule 13d-l(c)

                               [ ]  Rule 13d-l(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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CUSIP NO. 00754A10 A                                          PAGE 2 OF 4 PAGES
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        NAME OF REPORTING PERSON
1       SS. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
        Massachusetts Financial Services Company ("MFS")
        I.R.S. Identification No.:  04-2747644
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [  ]
                                                                       (b) [  ]
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

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               5      SOLE VOTING POWER
  NUMBER OF
    SHARES            4,190,926
               -----------------------------------------------------------------
 BENEFICIALLY
   OWNED BY    6      SHARED VOTING POWER
     EACH
  REPORTING           0

               -----------------------------------------------------------------
    PERSON
     WITH      7      SOLE DISPOSITIVE POWER

                      4,350,956
              -----------------------------------------------------------------

               8      SHARED DISPOSITIVE POWER

                      0
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,350,956 shares of common stock of which shares are also beneficially owned by certain other non-reporting entities as well as MFS.
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      [  ]
        SHARES
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.12%
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON*

        IA
--------------------------------------------------------------------------------

                    *See Instructions before filling out!


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                                  SCHEDULE 13G

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CUSIP NO. 00754A10 A                                          PAGE 3 OF 4 PAGES
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ITEM 1(A). NAME OF ISSUER:

      See Cover Page.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      1465 North McDowell Blvd.
      Petaluma, CA  94954

ITEM 2(A). NAME OF PERSON FILING:

      See Item 1 on Page 1.

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

      500 Boylston Street, Boston, MA 02116

ITEM 2(C). CITIZENSHIP:

      See Item 4 on Page 2

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      See Cover Page

ITEM 2(E). CUSIP NUMBER:

      See Cover Page

ITEM 3.

      See Item 12 on Page 2.

ITEM 4. OWNERSHIP:

      The information in Items 5-11 on the cover page (page 2) of this
Schedule 13G is incorporated by reference.



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                                  SCHEDULE 13G

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CUSIP NO. 00754A10 A                                          PAGE 4 OF 4 PAGES
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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not Applicable.

ITEM 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2003

Massachusetts Financial Services Company

By:   /s/ ROBERT T. BURNS
   ---------------------------------------------------
   Robert T. Burns
   Senior Vice President, Associate General Counsel and Assistant Secretary

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).